Registration No.  333-87896
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 642

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on May 16, 2002 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

                  Value Line(R) 100 #1 Ranks Portfolio
                                Series 5

                                 FT 642

FT 642 is a series of a unit investment trust, the FT Series. FT 642 consists of a single portfolio known as Value Line(R) 100 #1 Ranks Portfolio, Series 5 (the "Trust"). The Trust invests in a diversified portfolio of the 100 common stocks ("Securities") which Value Line(R) gives a #1 ranking for Timeliness(TM) as of May 3, 2002. The Trust seeks to provide the potential for above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


               The date of this prospectus is May 16, 2002

                      Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                           10
Portfolio                                               10
Risk Factors                                            11
Hypothetical Price Appreciation Information             12
Public Offering                                         13
Distribution of Units                                   15
The Sponsor's Profits                                   16
The Secondary Market                                    17
How We Purchase Units                                   17
Expenses and Charges                                    17
Tax Status                                              18
Retirement Plans                                        19
Rights of Unit Holders                                  19
Income and Capital Distributions                        20
Redeeming Your Units                                    20
Investing in a New Trust                                21
Removing Securities from the Trust                      22
Amending or Terminating the Indenture                   23
Information on the Sponsor, Trustee and Evaluator       23
Other Information                                       24

                     Summary of Essential Information

             Value Line(R) 100 #1 Ranks Portfolio, Series 5
                                 FT 642



                    At the Opening of Business on the
                  Initial Date of Deposit-May 16, 2002


                   Sponsor:   Nike Securities L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                    14,978
Fractional Undivided Interest in the Trust per Unit (1)                                                      1/14,978
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                                          $    9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit (2.980% of the net amount
      invested, exclusive of the deferred sales charge and creation and development fee) (3)               $     .295
   Less Deferred Sales Charge per Unit                                                                     $    (.145)
   Less Creation and Development Fee per Unit                                                              $    (.050)
Public Offering Price per Unit (4)                                                                         $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                            $    9.755
Redemption Price per Unit
   (based on aggregate underlying value of Securities less the deferred sales charge) (5)                  $    9.755
Cash CUSIP Number                                                                                          30266X 517
Reinvestment CUSIP Number                                                                                  30266X 525
Fee Accounts Cash CUSIP Number                                                                             30266X 533
Fee Accounts Reinvestment CUSIP Number                                                                     30266X 541
Security Code                                                                                                   62301
Ticker Symbol                                                                                                  FVLCVX

First Settlement Date                                 May 21, 2002
Rollover Notification Date                            July 1, 2003
Special Redemption and Liquidation Period             July 15, 2003 to July 31, 2003
Mandatory Termination Date (6)                        July 31, 2003
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2002.
Income Distribution Date (7)                          Last day of June and December, commencing December 31, 2002.

__________________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) At the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to you. The Trustee will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account as part of the final liquidation distribution.

                               Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 14 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                1.00%(a)      $.100
Deferred sales charge                                                                               1.45%(b)      $.145
Creation and development fee                                                                        0.50%(c)      $.050
                                                                                                    _______       _______
Maximum Sales Charge (including creation and development fee)                                       2.95%         $.295
                                                                                                    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                         .300%(d)     $.0300
                                                                                                    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                              .080%         $.0080
Trustee's fee and other operating expenses                                                          .218%(f)      $.0218
                                                                                                    _______       _______
Total                                                                                               .298%         $.0298
                                                                                                    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year         3 Years        5 Years        10 Years
______         _______        _______        ________
$ 355          $ 878          $1,427         $2,923

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you are subject to a reduced transactional sales charge.

________________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing August 20, 2002.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately 90 days from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                      Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 642


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 642, comprising the Value Line(R) 100 #1 Ranks Portfolio, Series 5 (the "Trust), as of the opening of business on May 16, 2002 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets as of the opening of business on May 16, 2002, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 642, comprising the Value Line(R) 100 #1 Ranks Portfolio, Series 5, at the opening of business on May 16, 2002 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
May 16, 2002

                          Statement of Net Assets

             Value Line(R) 100 #1 Ranks Portfolio, Series 5
                                 FT 642


                    At the Opening of Business on the
                  Initial Date of Deposit-May 16, 2002


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $148,284
Less liability for reimbursement to Sponsor for organization costs (3)                                       (449)
Less liability for deferred sales charge (4)                                                               (2,172)
Less liability for creation and development fee (5)                                                          (749)
                                                                                                         ________
Net assets                                                                                               $144,914
                                                                                                         ========
Units outstanding                                                                                          14,978

                                                   ANALYSIS OF NET ASSETS
Cost to investors (6)                                                                                    $149,782
Less maximum sales charge (6)                                                                              (4,419)
Less estimated reimbursement to Sponsor for organization costs (3)                                           (449)
                                                                                                         ________
Net assets                                                                                              $ 144,914
                                                                                                        =========

______________

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank, of which $200,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0300 per Unit. A payment will be made at the earlier of six months after the Initial Date of Deposit or at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from the Trust ($.145 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on August 20, 2002 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through October 18, 2002. If Unit holders redeem Units before October 18, 2002, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

             Value Line(R) 100 #1 Ranks Portfolio, Series 5
                                 FT 642


                    At the Opening of Business on the
                  Initial Date of Deposit-May 16, 2002


                                                                                   Percentage       Market      Cost of
Number     Ticker Symbol and                                                       of Aggregate     Value per   Securities to
of Shares  Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
______     _______________________________                                         ____________     _________   _____________
 47        NDN        99 Cents Only Stores                                             1%           $ 31.74      $  1,492
 27        ACDO       Accredo Health, Incorporated                                     1%             55.70         1,504
 64        ABF        Airborne, Inc.                                                   1%             23.05         1,475
 88        ARG        Airgas, Inc.                                                     1%             16.83         1,481
 66        AMRI       Albany Molecular Research, Inc.                                  1%             22.51         1,486
 74        AMZN       Amazon.com, Inc.                                                 1%             19.94         1,476
 41        AXL        American Axle & Manufacturing Holdings, Inc.                     1%             36.19         1,484
 22        AMWD       American Woodmark Corporation                                    1%             67.51         1,485
 30        ANN        AnnTaylor Stores Corporation                                     1%             48.74         1,462
 39        APOL       Apollo Group, Inc. (Class A)                                     1%             37.95         1,480
 56        AH         Armor Holdings, Inc.                                             1%             26.30         1,473
 67        AZR        Aztar Corporation                                                1%             22.30         1,494
 31        BLL        Ball Corporation                                                 1%             47.77         1,481
 18        BZH        Beazer Homes USA, Inc.                                           1%             84.24         1,516
 31        BBY        Best Buy Co., Inc.                                               1%             47.75         1,480
 31        BIO        Bio-Rad Laboratories, Inc. (Class A)                             1%             47.35         1,468
 52        CBRL       CBRL Group, Inc.                                                 1%             28.40         1,477
 57        CNMD       CONMED Corporation                                               1%             26.00         1,482
 33        CECO       Career Education Corporation                                     1%             45.00         1,485
 75        CMX        Caremark Rx, Inc.                                                1%             19.80         1,485
 79        CD         Cendant Corporation                                              1%             18.73         1,480
 28        CTX        Centex Corporation                                               1%             53.87         1,508
 25        CEPH       Cephalon, Inc.                                                   1%             58.67         1,467
 37        CHS        Chico's FAS, Inc.                                                1%             40.58         1,501
 43        PLCE       The Children's Place Retail Stores, Inc.                         1%             34.40         1,479
 28        CTSH       Cognizant Technology Solutions Corporation                       1%             52.51         1,470
 63        CTB        Cooper Tire & Rubber Company                                     1%             23.74         1,496
 22        RKY        Adolph Coors Company (Class B)                                   1%             67.28         1,480
 77        COTT       Cott Corporation (3)                                             1%             19.34         1,489
 46        CUB        Cubic Corporation                                                1%             32.00         1,472
141        CFI        Culp, Inc.                                                       1%             10.51         1,482
 66        DVA        DaVita, Inc.                                                     1%             22.39         1,478
 55        DDS        Dillard's, Inc. (Class A)                                        1%             27.19         1,495
 44        DOL        Dole Food Company, Inc.                                          1%             33.43         1,471
 38        DLTR       Dollar Tree Stores, Inc.                                         1%             38.76         1,473
215        ET         E*TRADE Group, Inc.                                              1%              6.90         1,483
 26        EBAY       eBay Inc.                                                        1%             57.35         1,491
 92        ELON       Echelon Corporation                                              1%             16.22         1,492
 42        FDS        FactSet Research Systems Inc.                                    1%             35.24         1,480
 40        FRED       Fred's, Inc.                                                     1%             37.45         1,498

                      Schedule of Investments (cont'd.)

             Value Line(R) 100 #1 Ranks Portfolio, Series 5
                                 FT 642


                    At the Opening of Business on the
                  Initial Date of Deposit-May 16, 2002


                                                                                   Percentage       Market        Cost of
Number     Ticker Symbol and                                                       of Aggregate     Value per     Securities to
of Shares  Name of Issuer of Securities (1)                                        Offering Price   Share         the Trust (2)
______     _______________________________                                         ____________     _________     _____________
 79        FMKT       FreeMarkets, Inc.                                                1%           $ 18.80       $  1,485
 25        GTK        GTECH Holdings Corporation                                       1%             59.80          1,495
 40        GETY       Getty Images, Inc.                                               1%             37.07          1,483
 30        GPI        Group 1 Automotive, Inc.                                         1%             49.71          1,491
 76        GYMB       The Gymboree Corporation                                         1%             19.59          1,489
 76        HKF        Hancock Fabrics, Inc.                                            1%             19.50          1,482
 30        HET        Harrah's Entertainment, Inc.                                     1%             48.84          1,465
110        HELE       Helen of Troy Limited                                            1%             13.47          1,482
 58        DHI        D.R. Horton, Inc.                                                1%             25.76          1,494
 55        HOTT       Hot Topic, Inc.                                                  1%             26.83          1,476
 51        HOV        Hovnanian Enterprises, Inc. (Class A)                            1%             29.08          1,483
 96        HUM        Humana Inc.                                                      1%             15.40          1,478
 31        IDPH       IDEC Pharmaceuticals Corporation                                 1%             47.62          1,476
 83        IDXC       IDX Systems Corporation                                          1%             17.80          1,477
135        IKN        IKON Office Solutions, Inc.                                      1%             11.00          1,485
 29        ESI        ITT Educational Services, Inc.                                   1%             50.95          1,478
141        INMT       Intermet Corporation                                             1%             10.55          1,488
 33        ITG        Investment Technology Group, Inc.                                1%             44.41          1,466
 63        JAS/A      Jo-Ann Stores, Inc. (Class A)                                    1%             23.60          1,487
 11        LLL        L-3 Communications Holdings, Inc.                                1%            129.15          1,421
 59        LNY        Landry's Restaurants, Inc.                                       1%             25.29          1,492
 24        LE         Lands' End, Inc. (4)                                             1%             61.78          1,483
 43        MBG        Mandalay Resort Group                                            1%             34.89          1,500
 36        MIK        Michaels Stores, Inc.                                            1%             41.60          1,498
 22        MHK        Mohawk Industries, Inc.                                          1%             66.91          1,472
107        MCL        Moore Corporation Ltd. (3)                                       1%             13.88          1,485
 39        NVDA       NVIDIA Corporation                                               1%             37.90          1,478
  4        NVR        NVR, Inc.                                                        1%            371.25          1,485
 71        NET        Network Associates, Inc.                                         1%             20.80          1,477
 92        NSANY      Nissan Motor Co., Ltd. (ADR)                                     1%             16.09          1,480
 54        OCR        Omnicare, Inc.                                                   1%             27.55          1,488
206        OSTE       Osteotech, Inc.                                                  1%              7.20          1,483
 32        OHP        Oxford Health Plans, Inc.                                        1%             46.60          1,491
 37        PDX        Pediatrix Medical Group, Inc.                                    1%             40.06          1,482
 88        PBY        The Pep Boys-Manny, Moe & Jack                                   1%             16.84          1,482
 96        PETM       PETsMART, Inc.                                                   1%             15.45          1,483
 65        PIR        Pier 1 Imports, Inc.                                             1%             22.78          1,481
 28        PHM        Pulte Homes, Inc.                                                1%             52.64          1,474
 16        DGX        Quest Diagnostics Incorporated                                   1%             91.19          1,459
 84        RPM        RPM, Inc.                                                        1%             17.61          1,479

                     Schedule of Investments (cont'd.)

             Value Line(R) 100 #1 Ranks Portfolio, Series 5
                                 FT 642


                    At the Opening of Business on the
                  Initial Date of Deposit-May 16, 2002


                                                                                   Percentage       Market      Cost of
Number     Ticker Symbol and                                                       of Aggregate     Value per   Securities to
of Shares  Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
______     _______________________________                                         ____________     _________   _____________
 55        RMCI        Right Management Consultants, Inc.                              1%           $  26.95    $  1,482
 35        ROST        Ross Stores, Inc.                                               1%              41.98       1,469
 54        RYAN        Ryan's Family Steak Houses, Inc.                                1%              27.71       1,496
 13        RYL         The Ryland Group, Inc.                                          1%             113.95       1,481
 27        S           Sears, Roebuck and Co.                                          1%              55.69       1,504
 67        SHRP        Sharper Image Corporation                                       1%              22.12       1,482
 70        SKO         ShopKo Stores, Inc.                                             1%              21.15       1,481
 43        SR          The Standard Register Company                                   1%              34.70       1,492
 71        SPLS        Staples, Inc.                                                   1%              20.86       1,481
 20        SRCL        Stericycle, Inc.                                                1%              72.96       1,459
 39        SYMC        Symantec Corporation                                            1%              38.15       1,488
 90        TBCC        TBC Corporation                                                 1%              16.47       1,482
 44        TOO         Too Inc.                                                        1%              33.50       1,474
 58        UFPI        Universal Forest Products, Inc.                                 1%              25.70       1,491
 44        URBN        Urban Outfitters, Inc.                                          1%              33.80       1,487
 71        WMAR        West Marine, Inc.                                               1%              21.01       1,492
276        WDC         Western Digital Corporation                                     1%               5.38       1,485
 67        WTSLA       The Wet Seal, Inc. (Class A)                                    1%              22.22       1,489
 30        WFMI        Whole Foods Market, Inc.                                        1%              49.96       1,499
 51        WSM         Williams-Sonoma, Inc.                                           1%              29.14       1,486
                                                                                   ________                     _________
                          Total Investments                                          100%                       $148,284
                                                                                   =======                      ========

___________________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on May 16, 2002. The Trust has a mandatory termination date of July 31, 2003.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $148,378 and $94, respectively.

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(4) Sears, Roebuck and Co. ("Sears") has agreed to acquire Lands' End, Inc. ("Lands' End"). It is anticipated that each shareholder of Lands' End will receive $62.00 for each share of Lands' End held. As a result of the expected transaction, it is anticipated that the Trust will receive $62.00 per share for the shares of Land's End which it holds. The transaction is subject to the approval of the shareholders of each company and various regulatory authorities.

                       The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which the prospectus relates, FT 642, consists of a single portfolio known as Value Line(R) 100 #1 Ranks Portfolio, Series 5.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio
Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objectives.


The Trust's investment objective is to provide a potential for above-average capital appreciation by investing in a diversified portfolio of the 100 common stocks which Value Line(R) gives a #1 ranking for Timeliness(TM) as of May 3, 2002.


Since being founded in 1931, Value Line(R), Inc. has grown to an organization that stands at the forefront of the investment community. For more than a half-century the Value Line(R) name has been synonymous with trust, reliability, objectivity, and accuracy for investors. They are best known for The Value Line Investment Survey(R), the most widely used independent investment service in the world. The Value Line Investment Survey(R) is a comprehensive source of information and advice on approximately 1,700 stocks, more than 90 industries, the stock market and the economy.

Each week, Value Line(R) applies their Timeliness(TM) Ranking System to screen millions of data items, and, using a proprietary series of calculations, they rank all 1,700 stocks for probable performance relative to each other during the next six to 12 months. Of these stocks, only 100 are given their #1 ranking for Timeliness(TM) at any given time.


The Trust seeks to outperform the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") by adhering to a disciplined strategy of investing in the 100 stocks that, as of May 3, 2002, Value Line(R) gives a #1 ranking for Timeliness(TM) (the "Value Line(R) 100 #1 Ranks
Strategy").


The Value Line Timeliness(TM) Rank uses a ranking scale of 1 (highest) to 5 (lowest). The components of the ranking system are the long-term trend of earnings, prices, recent earnings and price momentum and earnings surprises. A computer program combines these elements into a forecast of relative price behavior of each stock for the six to twelve months ahead relative to all other stocks in the coverage universe. Value Line(R) changes the Timeliness(TM) rank from time to time based on new earnings reports, changes in the price movement of a stock relative to the market, a combination of the earnings and price factors, or shifts in the relative positions of other stocks. The Trust's portfolio will not, however, be adjusted to reflect any changes in Timeliness(TM) rank which occur during the Trust's life.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Nike Securities L.P. The Value Line(R) 100 #1 Ranks Portfolio, Series 5 is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trust.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                       Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trust are issued by companies with market capitalizations of less than $1.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Strategy. Please note that we applied the strategy which makes up the portfolio for the Trust at a particular time. If we create additional Units after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of the strategy would have resulted in the selection of different securities. The composition of the Trust will not be adjusted to reflect changes in the composition of Value Line's Timeliness(TM) Ranking System which occur after the Initial Date of Deposit.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Retail Industry. Because more than 25% of the Trust is invested in retail companies, the Trust is considered to be concentrated in the retail industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General risks of retail companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, or any of the industries represented by these issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Three of the Securities are issued by foreign companies which makes the Trust riskier than if it invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

              Hypothetical Price Appreciation
                        Information

The following table compares hypothetical price appreciation information for the Value Line(R) 100 #1 Ranks Strategy (but not the Trust or any prior series) with historical data for the S&P 500 Index. This information is not meant to indicate your potential future return.

Returns from the Trust will differ from the Value Line(R) 100 #1 Ranks Strategy for several reasons, including the following:

- Total Return figures reflect sales charges and expenses but do not reflect brokerage commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- The returns are for calendar years, while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in all stocks which comprise the Value Line(R) 100 #1 Ranks Strategy.

- The composition of the Trust will not be adjusted to reflect changes in the composition of the stocks ranked #1 for Timeliness(TM) by Value Line which occur after the Initial Date of Deposit.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.


- Hypothetical returns reflect the published list of stocks ranked #1 for Timeliness(TM) by Value Line as of the beginning of each year and, due to weekly changes made by Value Line to the rankings, the stocks ranked #1 for Timeliness(TM) which are included in the portfolio will most likely differ.

                COMPARISON OF
            PRICE APPRECIATION(2)
      ________________________________
          Value Line(R)
          100 #1 Ranks       S&P 500
Year      Strategy(1)        Index
____      __________         ________
1965      29.21%               9.06%
1966      -5.62%             -13.09%
1967      36.04%              20.09%
1968      28.15%               7.66%
1969     -19.98%             -11.36%
1970     -11.33%               0.10%
1971      23.52%              10.79%
1972       7.37%              15.63%
1973     -19.39%             -17.37%
1974     -25.29%             -29.72%
1975      48.26%              31.55%
1976      32.19%              19.15%
1977      12.98%             -11.50%
1978      16.92%               1.06%
1979      22.63%              12.31%
1980      46.88%              25.77%
1981      -4.44%              -9.73%
1982      30.61%              14.76%
1983      22.24%              17.27%
1984     -11.03%               1.40%
1985      35.44%              26.33%
1986      20.56%              14.62%
1987      -3.75%               2.03%
1988      13.18%              12.40%
1989      25.69%              27.25%
1990      -9.07%              -6.56%
1991      53.29%              26.31%
1992       7.37%               4.46%
1993      15.64%               7.06%
1994       1.95%              -1.54%
1995      28.25%              34.11%
1996      24.01%              20.26%
1997      22.83%              31.01%
1998       6.58%              26.67%
1999      20.76%              19.53%
2000     -14.08%             -10.14%
2001      -9.85%             -13.04%
2002      -0.55%              -0.06%
(thru 3/29)


________________
(1) Value Line(R) 100 #1 Ranks Strategy stocks for a given year consist of the common stocks ranked #1 for Timeliness(TM) by Value Line(R) as of the beginning of the period (and not the date the Trust actually sells Units). Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors.

(2) Price Appreciation represents the sum of the change in market value of each group of stocks between the first and last trading day of a period divided by the opening market value of each group of stocks as of the first trading day of a period. Price Appreciation figures assume no dividend reinvestment or accumulation. Based on the year-by-year returns contained in the table, over the full years listed above, the Value Line(R) 100 #1 Ranks Strategy and S&P 500 Index achieved an average annual price appreciation of 11.63% and 7.30%, respectively.

     PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and the creation and development fee (initially $.195 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from August 20, 2002 through October 18, 2002. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                                          Your maximum
If you invest                             sales charge
(in thousands)*                           will be
_______________                           ____________
$50 but less than $100                    2.70%
$100 but less than $150                   2.45%
$150 but less than $500                   2.10%
$500 but less than $1,000                 1.95%
$1,000 or more                            1.20%

*Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. We will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

You may use rollover proceeds from a previous series of the Trust, termination proceeds from other unit investment trusts with a similar strategy as the Trust, or your redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trust at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.20% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.50% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of the Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales                               Additional
(in millions)                             Concession
_____________________                     __________
$ 1 but less than $3                      0.05%
$ 3 but less than $5                      0.10%
$ 5 or more                               0.15%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include entities that are providing marketing support for First Trust unit investment trusts by distributing or permitting the distribution of marketing materials and other product information. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indices, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, will be compensated for providing bookkeeping and other administrative services to the Trust and, as Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Trust's registration statement yearly are also chargeable to the Trust. In addition, First Trust Advisors L.P. acts as both Portfolio Supervisor and Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses, and the fees described above, the Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with the Trust's net asset value) payable for the use of certain trademarks and trade names of Value Line;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by the Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned the Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If the Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because the Trust has a maturity of less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an In-Kind Distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into the next series of the Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have identical Securities or other Trust assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at the Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by the Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by the Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by the Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account. All other receipts, such as return of capital, are credited to the Capital Account.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of the Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each

Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or other such amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally available only for stocks traded and held in the United States. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into the New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of the New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge on such units (currently expected to be $.145 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in the New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in the New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed. To get the best price for the Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of Units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of the Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $40 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2001, the total partners' capital of Nike Securities L.P. was $17,560,001 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 27


                             First Trust(R)

             Value Line(R) 100 #1 Ranks Portfolio, Series 5
                                 FT 642

                                Sponsor:

                          Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                       ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
    for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                       ________________________

  This prospectus contains information relating to Value Line(R) 100 #1 Ranks Portfolio, Series 5, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


-  Securities Act of 1933 (file no. 333-87896) and


-  Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                        Commission at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.;
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                              May 16, 2002


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 28


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 642 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated May 16, 2002. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Value Line Publishing, Inc.                                     1
Risk Factors
   Securities                                                   1
   Small-Cap Companies                                          2
   Dividends                                                    2
   Foreign Issuers                                              2
Concentration
   Retail                                                       3
Portfolio                                                       3

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to Nike is VLPI's licensing to Nike of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to Nike, this Product or any investor. VLPI has no obligation to take the needs of Nike or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities included in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Concentration

Retail. The Trust is considered to be concentrated in common stocks of companies involved in the retail industry. An investment in Units of the Trust should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Portfolio

Equity Securities Selected for the Value Line(R) 100 #1 Ranks Portfolio,
                                Series 5


99 Cents Only Stores, headquartered in City of Commerce, California, and its subsidiaries are deep-discount retailers of name-brand, consumable general merchandise both on the retail and wholesale levels.



Accredo Health, Incorporated, headquartered in Memphis, Tennessee, provides specialized contract pharmacy services on behalf of biopharmaceutical manufacturers to patients with chronic diseases.



Airborne, Inc., headquartered in Seattle, Washington, a holding company, provides door-to-door express delivery of small packages and documents throughout the United States and to most foreign countries.



Airgas, Inc., headquartered in Radnor, Pennsylvania, distributes industrial, medical and specialty gases, welding machines, accessories and protective equipment. The company also manufactures carbon products, calcium carbide and nitrous oxide.

Albany Molecular Research, Inc., headquartered in Albany, New York, is a drug discovery and development company focused on applications for the pharmaceutical, biotechnology and life sciences industries.



Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books and other products via a commercial site on the World Wide Web. The company also operates an online auction site.



American Axle & Manufacturing Holdings, Inc., headquartered in Detroit, Michigan, manufactures, engineers, validates and designs driveline systems for trucks, sport utility vehicles and passenger cars. The company's products include axles, driveshafts, chassis components, driving heads, crankshafts, transmission parts and forged products.



American Woodmark Corporation, headquartered in Winchester, Virginia, manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets.



AnnTaylor Stores Corporation, headquartered in New York, New York, sells better quality women's apparel, shoes and accessories through retail stores located in regional malls, upscale specialty centers and downtown locations throughout the United States.



Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.



Armor Holdings, Inc., headquartered in Jacksonville, Florida, is a global provider of security risk management services to multi-national corporations and governmental agencies.



Aztar Corporation, headquartered in Phoenix, Arizona, operates
"Tropicana" casino hotels in Las Vegas, Nevada and Atlantic City, New Jersey; a "Ramada Express" in Laughlin, Nevada; and "Casino Aztar
Riverboats" in Caruthersville, Missouri and Evansville, Indiana.



Ball Corporation, headquartered in Broomfield, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages and foods, and a supplier of aerospace and other technologies and services to commercial customers.



Beazer Homes USA, Inc., headquartered in Atlanta, Georgia, is a single-family home builder with operations in Georgia, Arizona, California, Florida, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.



Best Buy Co., Inc., headquartered in Eden Prairie, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in numerous states.



Bio-Rad Laboratories, Inc. (Class A), headquartered in Hercules, California, manufactures and supplies the life science research, analytical chemistry and healthcare markets with a broad range of products and systems used to separate complex chemical and biological materials, and to identify, analyze and purify their components.



CBRL Group, Inc., headquartered in Lebanon, Tennessee, is a holding company that, through subsidiaries, is engaged in the operation and development of the "Cracker Barrel Old Country Store," "Logan's Roadhouse," "Carmine Giardini's Gourmet Market" and "La Trattoria Ristorante" restaurant and retail concepts.



CONMED Corporation, headquartered in Utica, New York, develops, manufactures and supplies a broad range of medical instruments and systems used in orthopaedics, general surgery and other medical procedures.



Career Education Corporation, headquartered in Hoffman Estates,
Illinois, is a provider of private, for-profit postsecondary education, with campuses throughout the United States, Canada, the United Kingdom and the United Arab Emirates.



Caremark Rx, Inc., headquartered in Birmingham, Alabama, provides pharmacy benefit management services and therapeutic pharmaceutical services.



Cendant Corporation, headquartered in New York, New York, franchises hotels, rental car agencies and real estate brokerage offices. The company also provides vacation exchange services, mortgage and corporate employee relocation services, and access to insurance, travel, shopping, auto and other services.



Centex Corporation, headquartered in Dallas, Texas, is a multi-industry company which operates in six principal business segments: Home
Building, Investment Real Estate, Financial Services, Construction Products, Contracting and Construction Services, and Home Services.



Cephalon, Inc., headquartered in West Chester, Pennsylvania, discovers and develops pharmaceutical products for the treatment of neurological disorders such as narcolepsy, amyotrophic lateral sclerosis ("ALS" or Lou Gehrig's disease), Parkinson's disease, peripheral neuropathies, Alzheimer's disease and stroke.



Chico's FAS, Inc., headquartered in Fort Myers, Florida, is a specialty retailer of exclusively designed, private label casual to dressy clothing and complementary accessories.



The Children's Place Retail Stores, Inc., headquartered in Secaucus, New Jersey, is a specialty retailer of apparel and accessories for children from newborn to 12 years of age. The company designs, sources and markets its products under "The Children's Place" brand name for sale exclusively in its stores.



Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.



Cooper Tire & Rubber Company, headquartered in Findlay, Ohio, is engaged in the conversion of natural and synthetic rubbers into a variety of carbon black reinforced rubber products, including tires, inner tubes, vibration control products and hose assemblies.



Adolph Coors Company (Class B), headquartered in Golden, Colorado, a holding company, produces, markets and sells high-quality malt-based beverages.



Cott Corporation, headquartered in Toronto, Ontario, Canada, is a supplier of premium quality retailer brand carbonated soft drinks. The company's product line also includes clear, sparkling flavored beverages, juices and juice-based products, bottled water and iced teas.



Cubic Corporation, headquartered in San Diego, California, designs, develops, and manufactures electronic products such as: military range instrumentation, communications, surveillance and avionics systems, computer simulators and automatic revenue collection equipment.



Culp, Inc., headquartered in High Point, North Carolina, manufactures and markets upholstery fabrics and mattress tickings primarily for use in the furniture and bedding industries on a worldwide basis. The company's fabrics are used principally in the production of residential and commercial furniture and bedding products, including sofas, recliners, chairs, loveseats, sectionals, sofa-beds, office seating, panel systems and mattress sets.



DaVita, Inc., headquartered in Torrance, California, is a provider of integrated dialysis services for patients suffering from chronic kidney failure, also known as end-stage renal diseases.



Dillard's, Inc. (Class A), headquartered in Little Rock, Arkansas, operates retail department stores located primarily in the Southeastern, Southwestern and Midwestern United States.



Dole Food Company, Inc., headquartered in Westlake Village, California, is engaged in the worldwide distributing, growing, processing, sourcing and marketing of high quality, fresh fruits, vegetables, almonds and flowers.



Dollar Tree Stores, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.



E*TRADE Group, Inc., headquartered in Menlo Park, California, provides online discount brokerage services for self-directed investors through its Web site. Services include automated order placement, portfolio tracking and related market data, news and other information.



eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.



Echelon Corporation, headquartered in San Jose, California, develops, markets and supports hardware and software products and services that enable original equipment manufacturers and systems integrators to design and implement open, interoperable, distributed control networks.



FactSet Research Systems Inc., headquartered in Greenwich, Connecticut, is a provider of online integrated database services to the global financial community.



Fred's, Inc., headquartered in Memphis, Tennessee, operates discount general merchandise stores in the southeastern United States.



FreeMarkets, Inc., headquartered in Pittsburgh, Pennsylvania, creates customized business-to-business online auctions for buyers of industrial parts, raw materials and commodities. The company's "BidWare Internet" technology helps large industrial buyers obtain lower prices. In a "FreeMarkets" online auction, suppliers from around the world can submit bids in a real-time, interactive competition.



GTECH Holdings Corporation, headquartered in West Greenwich, Rhode Island, provides online lottery services and products to governmental lottery authorities and governmental licensees worldwide.



Getty Images, Inc., headquartered in Seattle, Washington, provides imagery to businesses and consumers worldwide, via the Internet and on CD ROMs, as well as in film transparency form.



Group 1 Automotive, Inc., headquartered in Houston, Texas, is an operator and consolidator in the automotive retailing industry. The company owns dealerships located in Texas, Colorado, Florida, Georgia, Louisiana, New Mexico and Oklahoma.



The Gymboree Corporation, headquartered in Burlingame, California, is a specialty retailer of high-quality apparel and accessories for children ages newborn to seven years. The company operates an international chain of stores.



Hancock Fabrics, Inc., headquartered in Tupelo, Mississippi, and its subsidiaries are engaged in the retail and wholesale fabric business, selling fabric and related accessories to the home sewing and home decorating market and at wholesale to retailers.



Harrah's Entertainment, Inc., headquartered in Las Vegas, Nevada, operates hotel casinos in Reno, Lake Tahoe, Las Vegas, and Laughlin, Nevada and Atlantic City, New Jersey. The company also operates riverboat, dockside and Indian reservation casinos.



Helen of Troy Limited, headquartered in El Paso, Texas, designs, develops and markets a variety of personal care and comfort products. Such products include hair dryers, curling irons, hot air brushes, brush irons, lighted mirrors, hairsetters, hair brushes, combs, hair accessories, women's shavers, foot baths, body massagers and hair clippers and trimmers. Most of the company's products are sold by mass merchandisers, drug chains, warehouse clubs, grocery stores and beauty supply retailers and wholesalers.



D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in 23 states. The company positions itself between large-volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.



Hot Topic, Inc., headquartered in City of Industry, California, operates mall-based specialty stores selling music-licensed and music-influenced apparel, accessories and gift items for young men and women. The company targets young men and women between the ages of 12 to 22 years old.



Hovnanian Enterprises, Inc. (Class A), headquartered in Red Bank, New Jersey, designs, constructs and markets multi-family attached condominium apartments and townhouses, and single family detached homes in planned residential developments.



Humana Inc., headquartered in Louisville, Kentucky, is a health benefits company that offers coordinated health insurance coverage and related services through a variety of traditional and Internet-based plans for employer groups and government-sponsored programs.



IDEC Pharmaceuticals Corporation, headquartered in San Diego, California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system, cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



IDX Systems Corporation, headquartered in Burlington, Vermont, operates two business segments: healthcare information systems and solutions, which includes software, hardware and related services; and medical transcription services.



IKON Office Solutions, Inc., headquartered in Valley Forge,
Pennsylvania, offers a broad range of business products including copier and printing systems, computer networking, outsourcing, distributed printing, imaging, network design and consulting, application development and technology training.



ITT Educational Services, Inc., headquartered in Indianapolis, Indiana, provides technical post-secondary degree programs which are designed to provide students with the knowledge and skills necessary for entry-level employment in technical positions in a variety of industries. The company operates its technical schools in 27 states.



Intermet Corporation, headquartered in Troy, Michigan, is an independent producer of ductile iron, aluminum, magnesium and zinc castings for industrial and automotive equipment producers worldwide.



Investment Technology Group, Inc., headquartered in New York, New York, provides automated equity trading services and transaction research to institutional investors and brokers.



Jo-Ann Stores, Inc. (Class A), headquartered in Hudson, Ohio, is a national retailer that markets apparel, crafts and other materials for creative endeavors.



L-3 Communications Holdings, Inc., headquartered in New York, New York, is a merchant supplier of secure communication systems and specialized communication products, including secure, high data rate systems, microwave components, avionics and ocean systems, and telemetry and space products.



Landry's Restaurants, Inc., headquartered in Houston, Texas, owns and operates a variety of full service, casual dining restaurants under the names "Cadillac," "The Crab House," "Joe's Crab Shack," "Landry's Seafood House," "Rainforest Cafe" and Willie G's." The company is also the developer and operator of the Kemah Boardwalk development in Texas.



Lands' End, Inc., headquartered in Dodgeville, Wisconsin, is a direct marketer of traditionally styled, casual clothing for men, women and children; accessories; domestics; shoes; and soft luggage.



Mandalay Resort Group, headquartered in Las Vegas, Nevada, is a hotel-casino operator that operates properties in Nevada, Illinois, Michigan and Mississippi. Some of its properties include "Mandalay Bay," "Circus Circus," "Luxor" and "Excalibur" in Las Vegas.



Michaels Stores, Inc., headquartered in Irving, Texas, is a national specialty retailer providing materials, ideas and education for creative activities in home decor, art and craft projects.



Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs for principally residential applications.



Moore Corporation Ltd., headquartered in Toronto, Ontario, Canada, provides business forms, printing service, labels and label systems. The company also provides customer communications services such as personalized direct mail services.



NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.



NVR, Inc., headquartered in McLean, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes and mortgage banking.



Network Associates, Inc., headquartered in Santa Clara, California, is a provider of security and availability solutions for e-business with products focused on network security and network management.



Nissan Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, manufactures and markets automobiles, light trucks and its related parts. The company has overseas production bases in the United States, the United Kingdom and Mexico. The company also produces industrial motor vehicles such as towing tractors and forklifts in Japan, Spain and the United States.



Omnicare, Inc., headquartered in Covington, Kentucky, is a provider of pharmacy services to long-term care institutions such as nursing homes, retirement centers and other healthcare facilities.



Osteotech, Inc., headquartered in Eatontown, New Jersey, provides services and develops and markets products to the orthopaedic, neurological, oral/ maxillofacial, dental and general surgical markets.



Oxford Health Plans, Inc., headquartered in Trumbull, Connecticut, provides health benefit plans including point-of-service Freedom and Liberty Plans, traditional health maintenance organizations, dental plans and third party employer funded benefit plans in Connecticut, Florida, Illinois, New Hampshire, New Jersey, New York and Pennsylvania.



Pediatrix Medical Group, Inc., headquartered in Sunrise, Florida, is a provider of physician services at hospital-based neonatal intensive care units.



The Pep Boys-Manny, Moe & Jack, headquartered in Philadelphia,
Pennsylvania, retails automotive parts and accessories; automotive maintenance and service; and installation of parts. The company operates stores in the United States and Puerto Rico.



PETsMART, Inc., headquartered in Phoenix, Arizona, operates superstores and an e-commerce site specializing in pet food, supplies and services.



Pier 1 Imports, Inc., headquartered in Fort Worth, Texas, retails decorative home furnishings, gifts and related items from about 60 countries worldwide. The company operates stores in the United States, Canada, Japan, Mexico, Puerto Rico and the United Kingdom.



Pulte Homes, Inc., headquartered in Bloomfield Hills, Michigan, is a holding company whose subsidiaries are engaged in homebuilding and financial services businesses.



Quest Diagnostics Incorporated, headquartered in Teterboro, New Jersey, provides diagnostic testing, information and services to physicians, hospitals, managed care organizations, employers and government agencies. The wide variety of tests performed on human tissue and fluids help doctors and hospitals diagnose, treat and monitor disease. The company also conducts research, specializes in esoteric testing using genetic screening and other advanced technologies, performs clinical studies testing, and manufactures and distributes diagnostic test kits and instruments.



RPM, Inc., headquartered in Medina, Ohio, manufactures and markets protective coatings that are used in waterproofing, general maintenance, flooring systems and coating, corrosion control, and other applications.



Right Management Consultants, Inc., headquartered in Philadelphia, Pennsylvania, is an international career management and organizational consulting company.



Ross Stores, Inc., headquartered in Newark, California, operates a national chain of off-price retail apparel and home accessories stores whose products include in-season branded apparel, shoes, fragrances, gift items for the home, and bed and bath accessories.



Ryan's Family Steak Houses, Inc., headquartered in Greer, South
Carolina, operates a chain of restaurants located principally in the southern and midwestern United States.



The Ryland Group, Inc., headquartered in Calabasas, California, and subsidiaries consist of two business segments: homebuilding and financial services.

Sears, Roebuck and Co., headquartered in Hoffman Estates, Illinois, is a multi-line retailer that provides a wide array of merchandise and services through retail, service, credit, corporate and international segments.



Sharper Image Corporation, headquartered in San Francisco, California, creates and sells original gifts and entertaining products through "The Sharper Image" stores, monthly mail-order catalogs, and other marketing channels throughout the United States. The company also has stores and catalog operations internationally through licensees.



ShopKo Stores, Inc., headquartered in Green Bay, Wisconsin, operates specialty discount stores under the "ShopKo" name in mid-sized and larger cities, and "Pamida" discount stores in smaller, rural communities. The company also provides professional health services in most of its stores, including pharmacy and optical centers.



The Standard Register Company, headquartered in Dayton, Ohio, produces and delivers document management solutions to customers. The company also applies variable imaging technology, providing print on demand, promotional direct mail, and document and plastic card fulfillment services.



Staples, Inc., headquartered in Framingham, Massachusetts, operates high-volume office superstores and smaller stores throughout the United States, Canada, Germany and the United Kingdom which provide office supplies, business machines, computers and related products, office furniture and other business-related products.



Stericycle, Inc., headquartered in Lake Forest, Illinois, uses proprietary technology to provide environmentally responsible management of regulated medical waste for the healthcare industry.



Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.



TBC Corporation, headquartered in Memphis, Tennessee, engaged in the marketing and distribution of tires in the automotive replacement market.



Too Inc., headquartered in Columbus, Ohio, is a specialty retailer that sells apparel, underwear, sleepwear, swimwear, lifestyle and personal care products for girls ages seven to 14 years under the proprietary "Limited Too" brand name.



Universal Forest Products, Inc., headquartered in Grand Rapids,
Michigan, engineers, manufactures, treats and distributes lumber products for the do-it-yourself (DIY), manufactured housing, industrial, wholesale and site-built construction markets.



Urban Outfitters, Inc., headquartered in Philadelphia, Pennsylvania, operates two business segments, a lifestyle-oriented general merchandise-retailing segment and a wholesale apparel business.



West Marine, Inc., headquartered in Watsonville, California, retails recreational and commercial boating supplies and apparel under the "West Marine" and "E&B Discount Marine" names. The company sells its products through specialty retail stores and catalogs. The company is also involved in the wholesale distribution of products to commercial customers and other retailers through its "Port Supply" business line and stores.



Western Digital Corporation, headquartered in Lake Forest, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.



The Wet Seal, Inc. (Class A), headquartered in Foothill Ranch,
California, is a nationwide specialty retailer of fashionable and contemporary apparel and accessory items designed for consumers with a young, active lifestyle.



Whole Foods Market, Inc., headquartered in Austin, Texas, engages in the sale of natural food and nutritional products, primarily through its natural foods supermarkets and direct marketing of nutritional supplements.





Williams-Sonoma, Inc., headquartered in San Francisco, California, operates retail stores, mainly under the names "Williams-Sonoma,"
"Pottery Barn" and "Hold Everything," and mail order catalogs, which offer cooking and serving equipment, casual home furnishings, accessories and housewares, and household storage products.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 642, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 642, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on May 16, 2002.

                              FT 642

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen             Director            )
                           of Nike Securities  )
                           Corporation, the    )  May 16, 2002
                           General Partner of  )
                           Nike Securities L.P.)

Judith M. Van Kampen       Director            )
                           of Nike Securities  )  Robert M. Porcellino
                           Corporation, the    )  Attorney-in-Fact**
                           General Partner of  )
                           Nike Securities L.P.)

Karla M. Van Kampen-Pierre Director            )
                           of Nike Securities  )
                           Corporation, the    )
                           General Partner of  )
                           Nike Securities L.P.)

David G. Wisen             Director            )
                           of Nike Securities  )
                           Corporation, the    )
                           General Partner of  )
                           Nike Securities L.P.)




       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-87896 of FT 642 of our report dated May 16, 2002 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
May 16, 2002



                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1    Form of Trust Agreement for FT 642 among Nike Securities
         L.P.,  as  Depositor, JPMorgan Chase Bank,  as  Trustee,
         First Trust Advisors L.P., as Evaluator, and First Trust
         Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7